Exhibit 107

CALCULATION OF FILING FEES TABLE

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offerings. The maximum aggregate amount of those offerings is $4,495,017,500.

	Security Type	Security Class Title	Fee Calculation of Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)
Fees to Be Paid	Debt	5.000% Senior Notes due 2029	457(r)	$1,000,000,000	99.889%	$998,890,000	$147.60 per million	$147,436.17
Fees to Be Paid	Debt	5.125% Senior Notes due 2031	457(r)	$750,000,000	99.852%	$748,890,000	$147.60 per million	$110,536.17
Fees to Be Paid	Debt	5.250% Senior Notes due 2034	457(r)	$1,250,000,000	99.953%	$1,249,412,500	$147.60 per million	$184,413.29
Fees to Be Paid	Debt	5.600% Senior Notes due 2054	457(r)	$1,500,000,000	99.855%	$1,497,825,000	$147.60 per million	$221,078.97
TOTAL	–	–	–	$4,500,000,000	–	$4,495,017,500	$147.60 per million	$663,464.60

(1)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended (the “Securities Act”). Payment of the registration fee at the time of filing of the registrant’s registration statement on Form S-3 filed with the Securities and Exchange Commission on December 1, 2022 (File No. 333-268633), was deferred pursuant to Rules 456(b) and 457(r) of the Securities Act, and is paid herewith. This “Calculation of Filing Fees” table shall be deemed to update the “Calculation of Filing Fees” table in such registration statement.